As filed with the Securities and Exchange Commission on October 27, 1999

Registration No. 333-84127

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1 TO

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Weyerhaeuser Company

(Exact name of registrant as specified in its charter)

Washington (State of Incorporation)	91-0470860 (I.R.S. Employer Identification Number)

P.O. Box 2999

Tacoma, Washington 98477

(253) 924-2345

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Sandy D. McDade

Corporate Secretary

Weyerhaeuser Company

P.O. Box 2999

Tacoma, Washington 98477

(253) 924-2345

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Richard Hall

Cravath, Swaine & Moore

825 Eighth Avenue

New York, New York 10019

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement. If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  [x]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  [ ]

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Secti o may determine.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLIC LE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

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Weyerhaeuser Company

14,000,000 Shares

Common Stock

___________________

Weyerhaeuser Company may issue from time to time up to 14,000,000 shares of Common Stock in exchange for exchangeable shares (the "Exchangeable Shares") of a special purpose Weyerhaeuser subsidiary, Weyerhaeuser Company Limited ("Weysub"). Weysub will issue the Exchangeable Shares to shareholders of MacMillan Bloedel Limited who are Canadian residents and who choose to receive the Exchangeable Shares in connection with the acquisition by Weyerhaeuser of MacMillan Bloedel. If the holders of MacMillan justable Rate Convertible Subordinated Debentures (the "Debentures") approve amendments to the terms of the indenture under which the Debentures were issued, Weysub will also issue Exchangeable Shares to the holders of the Debentures when they are converted under the terms of supplemental indenture that we will enter into with MacMillan Bloedel and the Royal Trust Company, as Trustee. These shareholders may exchange the Exchangeable Shares for our Common Stock at any time. We will redeem any Exchangeable Sh ain outstanding for Common Stock on December 31, 2007. We will redeem the Exchangeable Shares for Common Stock before December 31, 2007 if there are 1,000,000 or fewer Exchangeable Shares outstanding that are not owned by us or our affiliates. We also will redeem the Exchangeable Shares for Common Stock before December 31, 2007 if certain other events occur.

Our Common Stock trades on the New York Stock Exchange, the Pacific Exchange and the Chicago Stock Exchange under the symbol "WY". On July 29, 1999, the last reported sale price of the Common Stock on the New York Stock Exchange was $65.125 per share.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or determined

if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

______________________

This Prospectus is dated October 27, 1999.

___________________

________________________

You should rely only on the information contained in this prospectus or to which we have referred you. We have not authorized anyone to provide you with information that is different. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus may only be accurate on the date of this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith file reports and other information with the Securities and Exchange Commission (the "Commission"). We have filed with the Commission a Registration Statement on Form S-3 regarding this offering. This prospectus, which is part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and you shoul e Registration Statement and its exhibits and schedules to read that information. References in this prospectus to any contract or any other documents are not necessarily complete, and you should refer to the exhibits attached to the Registration Statement for copies of the actual contract or document.

You may read and copy the Registration Statement, the related exhibits and schedules and the other materials we file with the Commission at the Commission's following locations:

Public Reference Room Office 450 Fifth Street, N.W. Washington, DC 20549	New York Regional Office Seven World Trade Center Suite 1300 New York, NY 10048	Chicago Regional Office Citicorp Center 500 West Madison Street Chicago, IL 60661-2511

You may also obtain copies of the Registration Statement by mail upon payment of a duplicating fee from the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, DC 20549 or by telephone at 1-800-SEC-0330. The Registration Statement is available to the public from commercial document retrieval services and at the Commission's World Wide Website located at http://www.sec.gov. You may also read our reports, proxy and information stat her information at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York, at the office of the Chicago Stock Exchange, 440 South LaSalle Street, Chicago, Illinois, and at the offices of the Pacific Stock Exchange, 301 Pine Street, San Francisco, California or 233 South Beaudy Avenue, Los Angeles, California.

INCORPORATION BY REFERENCE

The Commission allows us to "incorporate by reference" in this prospectus other information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus; however, to the extent that there are any inconsistencies between information presented in this prospectus and information contained in incorporated documents filed with the Commission before the date of this pro information in this prospectus automatically updates and supersedes the earlier information. Information that we file with the Commission after the date of this prospectus will automatically update and supersede the information in this prospectus and any earlier filed or incorporated information. Specifically, we incorporate by reference our Annual Report on Form 10-K for the fiscal year ended December 27, 1998;

our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 28, 1999; and June 27, 1999;

our Current Reports on Form 8-K dated January 7, 1999; January 21, 1999; April 14, 1999; June 22, 1999; July 16, 1999; September 21, 1999;
and October 15, 1999;

our Proxy Statement on Schedule 14A dated March 9, 1999;

the description of our Common Stock contained in the Registration Statement on Form S-3 dated April 14, 1983; and

any future filings made with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until all the Exchangeable Shares have been exchanged for Common Stock.

We will provide without charge upon written or oral request, to each person to whom a copy of this prospectus is delivered, a copy of the material described above (not including exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to:

Weyerhaeuser Company

P.O. Box 2999

Tacoma, Washington 98477

Attention: Richard J. Taggart, Director of Investor Relations

(253) 924-2345

THE COMPANY

We were incorporated in the state of Washington in January 1900, as Weyerhaeuser Timber Company. We are principally engaged in the growing and harvesting of timber and the manufacture, distribution and sale of forest products and real estate and financial services. Our principal business segments include timberlands, wood products, and pulp, paper and packaging.

Our principal executive office is located at 33663 Weyerhaeuser Way S, Federal Way, WA 98003, and its telephone number is (253) 924-5272.

USE OF PROCEEDS

Because the Common Stock will be issued upon exchange of the Exchangeable Shares, we will receive no cash proceeds from the offering.

MARKET PRICES AND DIVIDEND POLICY

Our Common Stock is listed and principally traded on the NYSE under the symbol "WY" and is also listed on the Chicago Stock Exchange and the Pacific Exchange. There were approximately 201,181,958 shares of Common Stock held of record by approximately 17,991 stockholders as of October 26, 1999. The table below sets forth the high and low sales prices of the Common Stock as reported for NYSE Composite Transactions and the quarterly cash dividends declared per share of Common Stock during the perio

	Price Range		Cash Dividends Declared
	Low	High
1997
First Quarter	$ 44 1/2	$ 50 5/8	$ 0.400
Second Quarter	42 5/8	55 1/4	0.400
Third Quarter	51 1/2	63 15/16	0.400
Fourth Quarter	46 1/16	60 3/4	0.400
1998
First Quarter	$ 44 15/16	$57 15/16	$0.400
Second Quarter	44 9/16	62	0.400
Third Quarter	36 3/4	47 7/16	0.400
Fourth Quarter	41 3/4	51 11/16	0.400
1999
First Quarter	$ 55 1/2	$ 62	$ 0.400
Second Quarter	55 9/16	73 15/16	0.400
Third Quarter	54 13/16	69 3/4	0.400

The closing price for our Common Stock on the NYSE on October 26, 1999 was $55 11/16.

We anticipate continuing to pay regular quarterly cash dividends; however, the declaration and payment of future dividends will be determined by our Board of Directors in its sole discretion and will depend upon the earnings, financial condition and capital needs of the Company and other factors that our Board of Directors may consider relevant.

The terms of our Support Agreement relating to the Exchangeable Shares prohibit us from declaring or paying any dividend on our Common Stock unless (a) Weysub immediately thereafter declares or pays, as the case may be, an equivalent dividend on the Exchangeable Shares and (b) Weysub has sufficient money or other assets or authorized but unissued securities available to enable the due declaration and the due and punctual payment of an equivalent dividend on the Exchangeable Shares.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Environmental Matters

The company has established reserves for remediation costs on all of the approximately 100 active sites across our operations as of the end of June 1999 in the aggregate amount of $36 million, up from $32 million at the end of 1998. This increase reflects the incorporation of new information on all sites concerning remediation alternatives, updates on prior cost estimates and new sites (none of which were significant) less the costs incurred to remediate these sites during this period. The Company ha ediation costs into this reserve as follows: $11 million, $20 million, $28 million, and $8 million in 1996, 1997, 1998 and the first six months of 1999, respectively. The 1998 accrual was higher than 1997 due to remediation costs associated with the closure of the Longview, Washington, chlor-alkali facility. The Company incurred remediation costs as follows: $22 million, $18 million, $14 million and $4 million in 1996, 1997, 1998 and the first six months of 1999, respectively, and charged these costs agains .

Legal Proceedings

The company is a defendant in hardboard siding cases that can be divided into two types:

1. Purported class actions - of the nine class action cases that have been filed against the company since November 1996:
  Four have been resolved without a class being certified. In one of those cases the plaintiffs have filed a petition for reconsideration, which is under review by the court.
  Three cases were filed in 1999 and are, therefore, in the early stages of discovery.
  One case has been dormant since 1997, but is now scheduled for a class action hearing early in 2000.
  A class of plaintiffs has been certified in one case in California. Certification has been stayed pending review by the Court of Appeals.

2. Primarily multi-family and residential development cases -

  Two cases have gone to trial. One resulted in a jury verdict in favor of the company and the other in a judgment for the plaintiffs of approximately $3.5 million, representing a jury verdict that the company was responsible for 20% of the plaintiff's losses, and 80% were caused by construction defects attributable to the general contractor and certain subcontractors. The company has appealed this decision and has established a reserve in the amount of the judgment.
  Twenty-six cases of this type are pending. No pattern has developed that would allow the company to establish a reserve beyond what the company has already established for the existing jury verdict.

The company also has hardboard siding product claims that have not been, nor are they anticipated to be, significant in relation to the company's results of operations.

Although the final outcome of any legal proceeding is subject to a great many variables and cannot be predicted with any degree of certainty, the company presently believes that any ultimate outcome from these hardboard siding cases, or all of them combined, would not have a material effect on the company's current financial position, liquidity or results of operations; however, in any given future reporting period, such proceedings could have a material effect on results of operations.

DESCRIPTION OF WEYERHAEUSER CAPITAL STOCK

The following description sets forth the general terms of our Capital Stock. The descriptions set forth below do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the Restated Articles of Incorporation, as amended, which are filed as an exhibit to the Registration Statement.

General

Our authorized capital stock consists of 400,000,000 shares of Common Stock, par value $1.25 per share, 7,000,000 shares of preferred stock, par value $1 per share, issuable in series ("Preferred Stock"), and 40,000,000 shares of preference stock, par value $1 per share ("Preference Stock"), issuable in series. As of July 28, 1999, there were approximately 201,166,800 shares of our Common Stock outstanding and no shares of Preferred Stock or Preference Stock outstanding.

Common Stock

The Common Stock will be, when issued, fully paid and nonassessable. Our Common Stock does not carry any preemptive rights enabling a holder to subscribe for or receive any additional securities that may be issued from time to time by us. The rights of holders of Common Stock will be subject to the rights of holders of any Preferred Stock and any Preference Stock that may be issued in the future, which may adversely affect the rights of holders of Common Stock. Our Board of Directors may issue additi f Common Stock, Preferred Stock or Preference Stock to obtain additional financing, in connection with acquisitions, to officers, directors and employees of the Company and its subsidiaries pursuant to benefit plans or otherwise and for other proper corporate purposes. No preemptive rights, conversion rights, redemption rights or sinking fund provisions are applicable to our Common Stock, and there are no dividends in arrears or default.

ChaseMellon Shareholder Services, L.L.C. is the principal transfer agent for our Common Stock.

Dividends. The holders of our Common Stock are entitled to receive such dividends as may be declared by the Board of Directors of the Company out of funds legally available for distribution. The rights of holders of Common Stock are subject to the rights of the holders of any class of capital stock of the Company having any preference or priority over the Common Stock.

Liquidation Rights. Upon any voluntary or involuntary liquidation, dissolution, or winding-up of the Company, the holders of Common Stock will be entitled to receive ratably, after payment of all of our debts and liabilities and of all sums to which holders of any Preferred Stock or Preference Stock may be entitled, all of the remaining assets of the Company.

Voting Rights. The holders of Common Stock currently possess exclusive voting rights on all matters submitted to the Stockholders. However, in connection with the Plan of Arrangement, we expect to issue to a trustee for the benefit of the holders of the Exchangeable Shares a special voting share (described below) carrying voting rights equal to the number of then outstanding Exchangeable Shares not owned by us or our affiliates. Our Board of Directors may also specify voting rights with res referred Stock or Preference Stock that may be issued in the future. Each holder of Common Stock is entitled to one vote per share with respect to all matters. There is no cumulative voting in the election of directors.

Our Board of Directors is currently comprised of 13 directors, divided into three classes, the precise number of members to be fixed from time to time by the Board of Directors. The directors of the class elected at each annual election hold office for a term of three years, with the term of each class expiring at successive annual meetings of stockholders. An additional director, from the MacMillan Bloedel board of directors, will be appointed to our Board of Directors at or prior to consummation of the of MacMillan Bloedel, with a term expiring no earlier than 2002.

Special Voting Stock

Our Board of Directors has designated a series of Preference Stock as "Special Voting Shares," and has authorized the issuance of one share of such series (the "Special Voting Stock"). The holder of the share of Special Voting Stock is entitled to cast a number of votes equal to the number of then outstanding Exchangeable Shares not owned by us or our affiliates. Under the terms of our Voting and Exchange Trust Agreement described below, the holder of the share of Special Voting Stock must receive timely holders of the Exchangeable Shares in order to cast those votes corresponding to the Exchangeable Shares then outstanding. The holders of Common Stock and the holder of the share of Special Voting Stock WILL vote together as a single class on all matters, except as otherwise required by law. The Special Voting Stock, with respect to rights on liquidation, dissolution and winding-up, ranks senior to all classes of Common Stock and junior to any other class or series of Preferred Stock or Preference Stock. In any liquidation, dissolution or winding-up of the Company, the holder of the share of Special Voting Stock will be entitled to receive, prior to any distributions to holders of Common Stock, $1.00 out of the assets of the Company available for distribution to its shareholders. No dividends are payable on the share of Special Voting Stock. The Special Voting Stock will be issued to a Canadian trustee (the "Trustee") under a Voting and Exchange Trust Agreement, which will be entered into by us, Weysub and th e Special Voting Stock, and the Exchangeable Shares, may be redeemed on the earlier of, among other dates, December 31, 2007, or when there are 1,000,000 or fewer Exchangeable Shares outstanding not owned by us or our affiliates.

THE EXCHANGEABLE SHARES

The rights of holders of Exchangeable Shares, including exchange rights, are described in the terms of our Plan of Arrangement with MacMillan Bloedel, which is included as an exhibit to this Registration Statement.

PLAN OF DISTRIBUTION

The Common Stock offered in this Registration Statement will be issued in exchange for Exchangeable Shares, and no broker, dealer or underwriter has been engaged in connection with this offering. The Exchangeable Shares will be issued to: (1) shareholders of MacMillan Bloedel who are Canadian residents and choose to receive Exchangeable Shares in connection with the acquisition of MacMillan Bloedel by Weyerhaeuser, and (2) holders of the Debentures, if those holders vote in favor of amending the trus overning the Debentures. In the event that the required vote of the holders of the Debentures is obtained, Weyerhaeuser, MacMillan Bloedel and the Royal Trust Company, as trustee, will enter into a supplemental indenture, pursuant to which holders of the Debentures will be entitled to convert their Debentures into Exchangeable Shares after the effective time of the acquisition of MacMillan Bloedel. The conversion of the Debentures into Exchangeable Shares would occur on the same basis as if they had convert ntures into shares of MacMillan Bloedel prior to the effective time of the acquisition and those shares of MacMillan Bloedel stock had been exchanged into Exchangeable Shares in connection with the acquisition. If the required vote of the holders of the Debentures is not obtained, MacMillan Bloedel will redeem the Debentures at Weyerhaeuser's request in accordance with the terms of the Debentures.

EXPERTS

The financial statements and schedules incorporated in this Registration Statement by reference to our Annual Report on Form 10-K for the year ended December 27, 1998 have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

LEGAL MATTERS

The validity of the Common Stock offered in this Registration Statement is being passed upon for us by Claire S. Grace, Esq., our Senior Legal Counsel.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits

The following exhibits are filed herewith or incorporated herein by reference.

Exhibit Number	Description
3.1

Restated Articles of Incorporation, as amended, of Registrant (incorporated by reference to 1997 Form 10-K filed with the Securities and Exchange Commission on March 13, 1998 - Commission File Number 1-4825)

3.2	Bylaws of Registrant (incorporated by reference to 1998 Form 10-K filed with the Securities and Exchange Commission on March 12, 1999 - Commission File Number 1-4825)
5	Opinion of Claire S. Grace, Esq., as to the legality of the Registrant's Common Stock being registered hereby
23.1	Consent of Claire S. Grace, Esq., with respect to the legality of securities being registered (contained in Exhibit 5)
23.2*	Consent of Arthur Andersen, LLP, independent public accountants, with respect to financial statements of the Registrant
99	Merger Agreement dated June 20, 1999 among Weyerhaeuser Company and Weyerhaeuser Exchangeco Limited and MacMillan Bloedel Limited, including the Plan of Arrangement

*Filed herewith.

II-1

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Federal Way, State of Washington, on this 27th day of October, 1999.

WEYERHAEUSER COMPANY

By /s/ Sandy D. McDade

Sandy D. McDade

Secretary

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

*/s/ Steven R. Rogel	President, Chief Executive Officer	October 27, 1999
Steven R. Rogel	and Director

*/s/ William C. Stivers	Executive Vice President and	October 27, 1999
William C. Stivers	Chief Financial Officer

*/s/ Kenneth J. Stancato	Vice President and Controller	October 27, 1999
Kenneth J. Stancato

/s/ Sandy D. McDade
Sandy D. McDade Attorney-in-Fact	October 27, 1999

II-2

Signature	Title	Date

*/s/ W. John Driscoll	Director	October 27, 1999
W. John Driscoll

__________________________	Director
Philip M. Hawley

__________________________	Director
Robert J. Herbold

*/s/ Martha R. Ingram	Director	October 27, 1999
Martha R. Ingram

*/s/ John I. Kieckhefer	Director	October 27, 1999
John I. Kieckhefer

__________________________	Director
Arnold G. Langbo

*/s/ Rt. Hon. Donald F. Mazankowski	Director	October 27, 1999
Rt. Hon. Donald F. Mazankowski

*/s/ William D. Ruckelshaus	Director	October 27, 1999
William D. Ruckelshaus

*/s/ Richard H. Sinkfield	Director	October 27, 1999
Richard H. Sinkfield

*/s/ James N. Sullivan	Director	October 27, 1999
James N. Sullivan

__________________________	Director
Clayton K. Yeutter

*/s/ George H. Weyerhaeuser	Director	October 27, 1999
George H. Weyerhaeuser

II-3

EXHIBIT INDEX

Exhibit Number	Description
3.1

Restated Articles of Incorporation, as amended, of Registrant (incorporated by reference to 1997 Form 10-K filed with the Securities and Exchange Commission on March 13, 1998 - Commission File Number 1-4825)

3.2	Bylaws of Registrant (incorporated by reference to 1998 Form 10-K filed with the Securities and Exchange Commission on March 12, 1999 - Commission File Number 1-4825)
5	Opinion of Claire S. Grace, Esq., as to the legality of the Registrant's Common Stock being registered hereby
23.1	Consent of Claire S. Grace, Esq., with respect to the legality of securities being registered (contained in Exhibit 5)
23.2*	Consent of Arthur Andersen, LLP, independent public accountants, with respect to financial statements of the Registrant
99	Merger Agreement dated June 20, 1999 among Weyerhaeuser Company and Weyerhaeuser Exchangeco Limited and MacMillan Bloedel Limited, including the Plan of Arrangement

*Filed herewith.

EXHIBIT 23.2

Consent of Independent Public Accountants

As independent public accountants, we hereby consent to the incorporation by reference in this amendment no. 1 to the registration statement of our reports dated February 10, 1999 included (or incorporated by reference) in Weyerhaeuser Company's Form 10-K for the year ended December 27, 1998 and to all references to our Firm included in this registration statement.

ARTHUR ANDERSEN LLP

Seattle, Washington

October 27, 1999